UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

DAY ONE BIOPHARMACEUTICALS, INC.

(Name of Subject Company (Issuer))

SERVIER DETROIT INC.,

(Names of Filing Persons (Offeror))

a direct, wholly owned subsidiary of

SERVIER PHARMACEUTICALS LLC,

(Names of Filing Persons (Parent of Offeror))

an indirect wholly owned subsidiary of

SERVIER S.A.S

(Names of Filing Persons (Parent of Offeror))

Common stock, $0.001 par value per share

(Title of Class of Securities)

23954D109

(CUSIP Number of Class of Securities)

Deniz Razon

Chief Business Officer

Servier Pharmaceuticals LLC

200 Pier Four Boulevard

7th Floor

Boston, MA 02110

Telephone: (800) 807-6124

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Piotr Korzynski

Michael S. Pilo

Michael F. DeFranco

Michelle Carr

Baker & McKenzie LLP

300 East Randolph Street, Suite 5000

Chicago, Illinois 60601

Telephone: (312) 861-8000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates: Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Going-private transaction subject to Rule 13e-3.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO relates solely to preliminary communications made before the commencement of a planned tender offer by Servier S.A.S., a French société par actions simplifiée (“Servier”), Servier Pharmaceuticals LLC, a Delaware limited liability company and an indirect wholly owned subsidiary of Servier (“Parent”), and Servier Detroit Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub” and together with Servier and Parent, the “Servier Parties”), for all of the issued and outstanding shares of common stock, par value $0.0001 per share, of Day One Biopharmaceuticals, Inc., a Delaware corporation (the “Company”), pursuant to the Agreement and Plan of Merger, dated as of March 6, 2026 (the “Merger Agreement”), by and among Servier, Parent, Merger Sub and the Company.

Important Information for Investors and Security Holders

The tender offer for the issued and outstanding shares of common stock of the Company referred to in this announcement has not yet commenced. The description contained in this announcement is neither an offer to purchase nor a solicitation of an offer to sell any securities, nor is it a substitute for the tender offer materials that the Servier Parties will file with the U.S. Securities and Exchange Commission (the “SEC”). The solicitation and offer to buy the common stock of the Company will only be made pursuant to an offer to purchase and related tender offer materials. At the time the tender offer is commenced, the Servier Parties will file a tender offer statement on Schedule TO and thereafter the Company will file a solicitation/recommendation statement on Schedule 14D-9 with the SEC with respect to the tender offer. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED ACQUISITION AND THE PARTIES THERETO. ALL HOLDERS OF SHARES ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE (AND EACH AS IT MAY BE AMENDED AND SUPPLEMENTED FROM TIME TO TIME) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES.

The offer to purchase, the related letter of transmittal and the solicitation/recommendation statement will be made available for free at the SEC’s website at www.sec.gov. Free copies of the offer to purchase, the related letter of transmittal and certain other tender offer documents will be made available by Servier and when available may be obtained by directing a request to the Information Agent for the tender offer which will be named in the Schedule TO. Copies of the documents filed with the SEC by the Company will be available free of charge on the Company’s internet website at https://ir.dayonebio.com/investorrelations or by contacting the Company’s investor relations contact at investors@dayonebio.com.

In addition to the offer to purchase, the related letter of transmittal and certain other tender offer documents filed by the Servier Parties, as well as the solicitation/recommendation statement filed by the Company, the Company will also file annual, quarterly and current reports with the SEC. You may read and copy any reports or other information filed by the Servier Parties or the Company at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The Company’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

Forward-Looking Statements

This announcement contains forward-looking statements that provide Servier’s expectations or forecasts of future events such as new product introductions, product approvals and financial performance and forward-looking statements regarding Servier’s proposed acquisition of the Company, including regarding prospective benefits of the proposed acquisition, regarding the anticipated occurrence, manner and timing of the proposed tender offer and the closing of the proposed acquisition, regarding the Company’s product candidates and ongoing clinical and preclinical development, and regarding the accounting treatment of the potential acquisition under GAAP and its potential impact on Servier’s financial results and financial guidance. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain words like “believe”, “anticipate”, “expect”, “estimate”, “intend”, “plan”, “project”, “will be”, “will continue”, “will result”, “could”, “may”, “might”, or any variations of such words or other words with similar meanings. All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding the Servier Parties’ and the Company’s financial positions, business strategies, plans and objectives of management for future operations (including development plans and objectives relating to the Servier Parties’ and the Company’s products), are forward-looking statements.

Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause Servier’s or the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Factors that may affect future results include, among others, delay or failure of development projects, production or distribution problems; unexpected contract breaches or terminations; interest rate and currency exchange rate fluctuations; government-mandated or market-driven price decreases for Servier’s products; introduction of competing products; Servier’s ability to successfully market both new and existing products; exposure to product liability and other lawsuits; changes in reimbursement rules and governmental laws and related interpretation thereof; and unexpected growth in costs and expenses. Additional risks and uncertainties include, but are not limited to, risks related to the Servier Parties’ ability to complete the transaction on the proposed terms and schedule; whether the tender offer conditions will be satisfied; whether sufficient shareholders of the Company tender their shares in the transaction; the outcome of legal proceedings that may be instituted against the Company and/or others relating to the transaction; the failure to receive (or delay in receiving) the required regulatory approvals relating to the transaction; the possibility that competing offers will be made; the uncertainties inherent in research and development, including the ability to meet anticipated clinical endpoints, commencement and/or completion dates for clinical trials, regulatory submission dates, regulatory approval dates and/or launch dates, as well as the possibility of unfavorable new clinical data and further analyses of existing clinical data; the risk that clinical trial data are subject to differing interpretations and assessments by regulatory authorities; whether regulatory authorities will be satisfied with the design of and results from Servier’s and the Company’s clinical studies; whether and when drug applications may be filed in any jurisdictions for any potential indication for any of Servier’s or the Company’s pipeline assets; whether and when any such applications may be approved by regulatory authorities, which will depend on myriad factors, including making a determination as to whether the product’s benefits outweigh its known risks and determination of the product’s efficacy and, if approved, whether any such products will be commercially successful; decisions by regulatory authorities impacting labeling, manufacturing processes, safety and/or other matters that could affect the availability or commercial potential of any such products; competitive developments; risks associated with acquisitions, such as the risk that the businesses will not be integrated successfully, that such integration may be more difficult, time-consuming or costly than expected or that the expected benefits of the transaction will not occur; risks related to future opportunities and plans for the Company and its products, including uncertainty of the expected financial performance of the Company and its products; disruption from the proposed transaction, making it more difficult to conduct business as usual or maintain relationships with customers, employees or suppliers; the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; and other uncertainties pertaining to the business of the Company, including those detailed in the Company’s public filings with the SEC from time to time, including the Company’s most recent Annual Report on Form 10-K for the year ended December 31, 2025 and its subsequent Quarterly Reports on Form 10-Q, when available.

The reader is cautioned not to unduly rely on these forward-looking statements. The forward-looking statements in this announcement and any oral presentations speak only as at the date of this announcement. The Servier Parties disclaim any intent or obligation to update or revise these forward-looking statements, or to confirm such statements to reflect subsequent events or circumstances after the date of the company release or in relation to actual results, other than as may be required under applicable law or applicable stock exchange regulations.

Item 12. Exhibits

Exhibit No.	Description

Exhibit 99.1	Joint Press Release, dated March 6, 2026.